UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

                             SECURED SERVICES, INC.
               (Exact name of Company as specified in its charter)

              Delaware                    001-12536               11-2964894
  (State or other jurisdiction of     (Commission File          (IRS Employer
           incorporation)                  Number)           Identification No.)

                     1175 North Service Road West, Suite 214
                        Oakville, Ontario, Canada L6M 2W1
               (Address Of Principal Executive Office) (Zip Code)

                                 (905) 339-3439
                 Company's telephone number, including area code

                          SOUTHERN SOFTWARE GROUP, INC.
           (Former name or former address, if changed since last year)

                             SECURED SERVICES, INC.
                     1175 North Service Road West, Suite 214
                        Oakville, Ontario, Canada L6M 2W1

                                   ----------

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

                                   ----------

                                  INTRODUCTION

      This Information Statement (this "Statement") is being furnished to all stockholders of record at the close of business on September 4, 2003 (the "Record Date") of SecureD Services, Inc. (formerly known as "Southern Software Group, Inc.") a Delaware corporation (the "Company"). You are receiving this Statement in connection with the appointment of three new members to the Company's Board of Directors.

      Pursuant to the Merger Agreement (described below), the Company's Board of Directors appointed Messrs. King T. Moore, Michael P. Dubreuil and T. Kendall Hunt as members of the Company's Board of Directors (the "New Directors") and each of the New Directors agreed to take office as a director of the Company on the 11th day following the later of the filing of this Statement with the Securities and Exchange Commission or mailing of this Statement to all the Company's stockholders (the "Board Change Date").

      Effective upon the closing of the Merger Agreement, Messrs. Ernie Wagner, the Company's former President and director, John Cadigan, the Company's former Chairman of the Board, and Kevin Idso, a Company Vice President and director, submitted their resignation to the Company.

      You are urged to read this Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. King T. Moore, Michael P. Dubreuil and T. Kendall Hunt.

NO STOCKHOLDER ACTION HAS BEEN REQUESTED OR TAKEN. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                    CERTAIN INFORMATION REGARDING THE COMPANY

      On July 18, 2003 (the Closing Date"), an Agreement and Plan of Merger (the "Merger Agreement") was executed among the Company, SSGI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Newco"), and SecureD Services, Inc., a Delaware corporation ("SSI"). Pursuant to the Merger Agreement, Newco merged with and into SSI, with SSI being the surviving corporation, and SSI changed its name to "SSI Operating Corp." Also, in accordance with the Merger Agreement, the Company changed its name to "SecureD Services, Inc.," added a new class of Series A Convertible Preferred Stock and replaced its officers and appointed new members to the Company's Board of Directors.

      As a result of the merger, the Company will continue the operating business of SSI. SSI was formed in September 2002, to develop and market IT and Internet security consulting and managed services, primarily to Fortune 2000 organizations. Prior to the completion of the merger, SSI acquired


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

certain business assets of Dolfin.com, Inc. ("Dolfin") and VASCO Data Security International, Inc. ("VASCO")

      The acquisition from Dolfin included a proprietary methodology and customer lists. As a result, the Company can offer a variety of professional and managed information security solutions for financial service organizations, telecommunications companies, health care institutions and government agencies. These services include:

      o     Information Security Audits and Assessments;

      o     Penetration Testing & Wireless LAN Infiltration;

      o     Security Policy Development and Verification;

      o     Secure Infrastructure Design, Implementation and Integration;

      o     Forensic Analysis;

      o     Managed Security Services;

      o     Managed Firewall;

      o     Managed Intrusion Prevention and Detection; and

      o     Managed Content Blocking, Filtering and Tracking.

      The acquisition from VASCO included intellectual property, a software package called VACMAN Enterprise, also known as Snareworks, and service contracts with customers. VACMAN Enterprise provides a foundation for organizations to:

      o     Centrally control user access and management;

      o Increase security and end user efficiency through secure single sign-on;

      o     Leverage investments in existing infrastructure;

      o     Enable security without application programming; and

      o     Deploy rapidly with smart implementation tools.

      The Company believes that it has a competitive edge over other e-Security companies for the following reasons:

      o The VACMAN Enterprise package has several unique features that provide benefits to customers that major competitors are not able to provide;

      o It can develop and implement new features within VACMAN Enterprise faster than competitors can with their products; and

      o There will be rapid sustained growth in the e-Commerce industry, which should translate into increased expenditures by businesses to secure the structural integrity of the Internet.

      In addition, there is no single e-Security market leader today who is providing a complete offering that ensures the structural integrity of an organization's computers, clients, networks and applications with an end-to-end integrated security solution. The Company intends to become a dominant force by providing that end-to-end security solution.

Voting Securities

      On the Record Date, there were 6,996,271 outstanding shares of common stock, par value $.0001 per share ("Common Stock") and 2,000,000 outstanding shares of Series A convertible preferred stock, par value $.0001 per share ("Series A Preferred"). Each share of Common Stock is entitled to one vote and each share of the Series A Preferred is entitled to one vote for each share of Common Stock into


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

which they can convert as of the Record Date. In the aggregate, the Common Stock and the Series A Preferred are entitled to 8,996,271 votes.

NO STOCKHOLDER ACTION HAS BEEN REQUESTED OR TAKEN. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                CHANGE OF CONTROL

      The following is a brief summary of the Merger Agreement, and is qualified in its entirety by reference to the full agreement and related documents, attached as exhibits to the Company's Current Report on Form 8-K, filed on August 4, 2003 with the Securities and Exchange Commission. The Current Report and its exhibits are available upon written request to the Company. Stockholders are urged to review those documents in their entirety.

      Under the Merger Agreement, on the Closing Date, all of the issued and outstanding shares of Newco and all rights with respect thereto without any action on the part of Newco was converted into a like number of shares of SSI common stock, and all of the issued and outstanding shares of SSI were converted into the right to receive a like number of shares of Common Stock or Series A Preferred of the Company. In addition, each issued and outstanding option or warrant to acquire common stock of SSI was converted into a like number of options or warrants to acquire common stock of the Company and the Company adopted the SSI Employee Stock Option Plan. Thus, the stockholders of SSI acquired approximately 95% of the Company's voting securities. As a result, SSI became the wholly owned subsidiary of the Company and the prior stockholders of SSI gained control of the Company. By virtue of the foregoing a "change of control" of the Company occurred.

      The Merger Agreement also provided that, prior to its consummation, SSI was required to have completed the acquisition of certain assets of Dolfin and VASCO and to have raised a minimum amount of not less than $750,000 through a private offering of its common stock. Michael P. Dubreuil, the current appointed Chairman of the Board of Directors and the Company's Secretary, was a director and executive officer of Dolfin and a principal stockholder of SSI at the time of the closing of the acquisition of these assets from Dolfin by SSI. T. Kendall Hunt, an appointed director of the Company, was a director and executive officer of VASCO and a principal stockholder of SSI at the time of the closing of the acquisition of these assets from VASCO.

      Prior to the completion of the Merger Agreement, there were 508,934 outstanding shares of the Company's common stock. Following the closing of the Merger Agreement, there were 6,996,271 outstanding shares of the Company's common stock; and 2,000,000 shares of Series A Preferred of the Company. All SSI Stockholders and certain stockholders of SSGI who are named in Schedule 2.1(e)(i) of the Merger Agreement executed and delivered a Lock-Up/Leak-Out Agreement pursuant to which each agreed to sell no more than 3,000 shares of common stock of the Company owned by each of them per month during the 18 month period from the closing of the Merger Agreement at a price above $2.00 per share and at or above the lowest "offer" or "ask" prices listed by the relevant market maker for the common stock on the OTC Bulletin Board or any nationally recognized medium on which the common stock is publicly traded. The Company can waive these lock-up/leak-out conditions.

Beneficial Ownership of Common Stock Prior to the Closing Date

      To the knowledge of management and based upon a review of the stock ledger maintained by the Company's transfer agent and registrar, the following table sets forth the beneficial ownership of persons


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

who owned more than five percent of the Company's common stock prior to the Closing Date, and the share holdings of the then members of management based upon 508,934 outstanding shares:

                                                                                            Percentage of
                                                                            Shares            Beneficial
    Name of Beneficial Owner                  Positions Held                 Owned            Ownership
----------------------------------   ---------------------------------    ------------    -------------------
Ernest A. Wagner                               President and Director         145,314                  28.5%
John J. Cadigan                                 Chairman of the Board          22,735                   4.4%
Kevin E. Idso                             Vice President and Director             257                     *%
Barbara A. Seubott                                          Secretary               0                      0
Thomas Stone                                              Stockholder          25,571                   5.0%
National Capital                                          Stockholder          35,000                   6.8%
Powell, Goldstein,
Frazer & Murphy                                           Stockholder          30,000                   5.8%
Houston Assoc., Inc.                                      Stockholder          35,000                   6.8%

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*  less than 1%

Beneficial Ownership of Common Stock Subsequent to the Closing Date

      To the knowledge of management and based upon a review of the stock ledger maintained by the Company's transfer agent and registrar, the following table sets forth the beneficial ownership of persons who owned more than five percent of the Company's common stock following the Closing Date, and the share holdings of the new members of management based upon 6,996,271 outstanding shares:

                                                                                            Percentage of
                                                                                              Beneficial
Name of Beneficial Owner (1)               Positions Held               Shares Owned          Ownership
-----------------------------    -----------------------------------    --------------    -------------------
T. Kendall Hunt                  A New Director                             1,300,000                  18.6%
Michael P. Dubreuil              A New Director, Chairman and
                                 Secretary                                          0                      0
King T. Moore (2)                President and Chief Executive
                                 Officer and a New Director                 1,866,667                  26.7%
Dubreuil Family Trust            Stockholder                                1,300,000                  18.6%
Dolfin.com, Inc.                 Stockholder                                  500,000                   7.1%

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(1)   Unless otherwise indicated the address of each beneficial owner identified is: c/o SecureD Services, Inc. 1175 North Service Road West, Suite 214, Oakville, Ontario, Canada L6M 2W1.

(2) The shares are held in the name of King Moore Consultants Limited, a private company, of which King T. Moore is the sole shareholder.


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

               APPOINTMENT OF DIRECTORS AND MANAGEMENT INFORMATION

      The following table sets forth the name and age of each of the prospective New Directors and each person who became an executive officer as of the Closing
Date:

Name                              Age        Position
-----------------------------     -------    ---------------------------------------------
King T. Moore                     60         President, Chief Executive Officer and
                                             Director
Michael P. Dubreuil               45         Chairman of the Board and Secretary
T. Kendall Hunt (1)               60         Director

----------
(1)   Mr. Hunt is not an executive officer of the Company.

Management

      A description of each of the prospective New Directors, two of whom have been elected executive officers, is provided below. The New Directors have been appointed to provide the Company with the experience and capacity to execute its new business plan. In general, the Company's directors serve one year terms or until the earlier of their resignation or successors are elected. There are no family relationships among any of the New Directors.

      Michael P. Dubreuil, has been Chairman of SSI from September 2002 to date and Chief Executive Officer of Dolfin from May 1999 to date. SSI, a development stage company, and Dolfin are both internet securities services firms. Previously, he was the founder of Web Acquisitions of Canada, Inc. He brings 20 years of strong general business team building, sales, start-up, and acquisition experience to the Company. Mr. Dubreuil was involved with the startup of USWeb, a successful international Web site development company that grew organically, and through many acquisitions to over 2000 employees in North America, Europe and Asia, with sales approaching $300 million. Prior to USWeb, Mr. Dubreuil served as President of Keywitness, a startup Internet Security Technology company providing secure identification technology (digital certificates) for electronic commerce.

      King T. Moore, has been Chief Executive Officer of SSI from September 2002 to date. From November 2001 to September 2002 he was a private investor. From June 1998 to November 2001 he was Chief Executive Officer of Mastech Quantum, Inc. Previously, he led Quantum Information Resources ("Quantum") from a money losing operation with a few employees to a $75 million (Canadian) company with over 800 employees in Canada and the United States. In 1998, Quantum was purchased by Mastech Systems Corp. and subsequently became known as "Mastech Quantum, Inc." Mr. Moore has been actively involved in the IT industry for over 35 years. He brings a strong Marketing, Sales and Operations background to the Company.

      T. Kendall Hunt, has been Chairman and CEO of VASCO, an open standards-based hardware and software security systems firm, since November 2002. Previously, from May 1984 through June 1999 Mr. Hunt was the President and CEO of VASCO. He was also the founder of VASCO. Mr. Hunt has extensive experience in international business and the acquisition of companies in the US and in Europe. Prior to founding VASCO, he was the President and CEO of Deltak, Inc., an $85 million international technical services company that specialized in the creation and distribution of information programs, training, and job support and productivity software tools. Prior to Deltak, he was President of Itel Corporation's $220 million Computer System Division that sold, leased and serviced IBM compatible computer products worldwide.

Board Of Directors

      In accordance with the Merger Agreement, Messrs. Ernie Wagner, John J. Cadigan and Kevin Idso, resigned as directors of the Company effective as of the Closing Date. Messrs. King T. Moore, Michael P. Dubreuil and T. Kendall Hunt were appointed as members of the Company's Board of Directors and agreed to take office on the Board Change Date. Accordingly, there are presently no directors in office.

Board Committees

      As a result of a change of control in the Company, all applicable functions of the Company's standing committees have been suspended until such time as the New Directors take office and act to resume the functions of those committees. Until then, all such applicable functions will be by the Board of Directors as a whole.

      Prior to the change of control and during the last fiscal year the Company had three standing committees, the Executive Committee, Compensation Committee and the Audit Committee. John J. Cadigan, the Company's former Chairman of the Board and only outside Board member, served as chairman of those committees. Members of those committees serve until the next annual election and until their successors are duly elected and qualified or until their earlier death, resignation or removal. The Executive Committee was established to assist in the administration of the Company's activities. The Compensation Committee has the power and authority to designate, recommend and/or review compensation of the Company's executive officers and other employees, including salaries, bonuses, fringe benefits and the grant of stock options. The Audit Committee has the power and authority to recommend the engagement of independent accountants, review external and internal auditing procedures and policies, review compensation paid to auditors and make recommendations and/or implement changes with respect to the foregoing.

Executive Compensation

      To date, the Company has not paid any compensation to any of the New Directors. Michael P. Dubreuil, the Company's Chairman of the Board and Secretary, for the years ended December 31, 2002 and 2000 was paid a salary, respectively, of $180,000, all of which has been accrued, and $180,000, of which approximately $47,000 has been accrued, by Dolfin certain of whose operating assets were acquired by the Company. T. Kendall Hunt, a New Director of the Company and the Chief Executive Officer and Chairman of VASCO, was paid a salary and bonus, of $195,127, $180,000 and 165,000, for the years ended December 31, 2002, 2001 and 2000, respectively, by VASCO, certain of whose operating assets related to the VACMAN Enterprise product line were acquired by the Company. As of the date hereof, no determination as to the level of compensation for any of the New Directors has been made.

Directors' Compensation

      The Company currently has no arrangements regarding compensation for services as a director.


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

Certain Relationships And Related Transactions

      There were no transactions or proposed transactions during the last two years to which the Company was or is to be a party, in which any director or officer of the Company, any beneficial owner of record of more than five percent of any class of voting securities of the Company, or any of their immediate family members had or is to have a direct or indirect material interest.

Legal Proceedings

      The Company is not aware of any legal proceedings in which any director, officer or affiliate of the Company, any beneficial owner of record of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent (10%) (collectively, the "Section 16 Filers") of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). The Section 16 Filers are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

      To the best of the Company's knowledge, based solely on review of the copies of such forms furnished to the Company, or written representations that no other forms were required, the Company believes that all Section 16(a) filing requirements applicable to the Section 16 Filers were complied during the most recent fiscal year.


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